VIA EDGAR

September 10, 2025

Division of Corporation Finance

Office of Crypto Assets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	21Shares Dogecoin ETF
Registration Statement on Form S-1
Filed July 22, 2025
File No. 333-286456

To Whom it May Concern:

On behalf of 21Shares Dogecoin ETF (the “Trust”), submitted herewith via the EDGAR system are the Trust’s responses to the comments of the staff of the Office of Crypto Assets of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that the Staff provided in correspondence dated July 31, 2025 with respect to the Trust’s registration statement on Form S-1, as amended (the “Registration Statement”), filed on July 22, 2025.

For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in Amendment No. 3 to the Registration Statement filed by the Company on the date hereof (such registration statement being referred to herein as the “Pre-Effective Amendment”). We will incorporate any changes referenced below into the Pre-Effective Amendment.

Comment 1: Registration Statement on Form S-1 – Cover Page. Please disclose the price per share that will be paid by the Initial Seed Creation Investor for the Initial Seed Creation Baskets.

Response: The Trust will revise the disclosure in a subsequent pre-effective amendment to the Registration Statement to disclose the price per share that will be paid by the Initial Seed Creation Investor for the Initial Seed Creation Baskets.

Comment 2: Registration Statement on Form S-1 – The Trust’s Service Providers – The Service Provider, page 72. We note your disclosure that the Sponsor has entered into the Support Services Agreement with the Service Provider and pays the Service Provider out of the Sponsor Fee it receives from the Trust after reduction for operating expenses of the Trust. Please revise to provide greater details regarding the Service Provider Fee and how it is calculated. For example purposes only, clarify whether the Service Provider receives the remainder of the Sponsor Fee after reduction for operating expenses of the Trust, or if the payment is a percentage or fixed amount of the Sponsor Fee. In addition, we note your response to comment 14 of our letter dated May 6, 2025 that you will file the Support Services Agreement with the Service Provider as an exhibit in a subsequent pre-effective amendment. Please confirm your understanding that the Staff will need sufficient time to review this agreement, and we may have additional comments at that time.

Response: With respect to the Staff’s comment, the Trust has revised the disclosure on pages 5 and 72 of the Pre-Effective Amendment to provide additional disclosure as to the Service Provider’s fee under the Support Services Agreement and has attached a copy of such agreement as an exhibit to the Pre-Effective Amendment.

Comment 3: Registration Statement on Form S-1 – The Trust’s Service Providers – The Service Provider, page 72. We note your revised disclosure in response to prior comment 1 that the Service Provider will use reasonable best efforts to feature the Trust on distribution platforms with which it maintains relationships, “including those platforms on which ETPs sponsored by the Service Provider are distributed as of the date of the Support Services Agreement.” Please tell us, with a view toward disclosure, the ETPs sponsored by the Service Provider and the platforms on which such ETPs are distributed as of the date of the Support Services Agreement. Please also disclose the platforms with which the Service Provider maintains relationships.

Response: With respect to the Staff’s comment, the Trust supplementally submits that 21Shares Dogecoin ETF is the sole ETP officially sponsored by the Service Provider and that the Service Provider does not currently maintain any relationships, and did not maintain any relationships as of the date of the Support Services Agreement, with any platforms on which ETPs are distributed

Comment 4: Registration Statement on Form S-1 – Management – Voting by Shareholders, page 97. Please revise to disclose whether any non-executive officers and directors of the Sponsor, including individuals associated with the Service Provider, will perform policy or decision-making functions for the Trust.

Response: With respect to the Staff’s comment, the Trust has revised the disclosure on page 97 of the Pre-Effective Amendment.

Comment 5: Registration Statement on Form S-1 – United States Federal Income Tax Consequences, page 101. We note that you have removed the tax opinion listed as Exhibit 8.1 from the exhibits index. Please file a tax opinion or tell us why the tax consequences of the Shares are not material to investors. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section III of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response: With respect to the Staff’s comment, the Trust respectfully advises the Staff that it has existing disclosure on page 101 of the Pre-Effective Amendment, which has been reproduced below (emphasis added):

“The following discussion describes the material U.S. federal income tax consequences associated with the purchase, ownership and disposition of Shares by a U.S. Shareholder, and certain U.S. federal income consequences that may apply to an investment in Shares by a Non-U.S. Shareholder. The discussion represents, insofar as it describes conclusions as to U.S. federal income tax law and subject to the limitations and qualifications described below, the opinion of Dechert LLP. The opinion of Dechert LLP, however, is not binding on the United States Internal Revenue Service (the “IRS”) or on the courts, and does not preclude the IRS from taking a contrary position.”

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at 212-698-3526.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai, Esq.
Dechert LLP